Exhibit 99.1

Sierra Metals intersects 99 meters @ 1.48% Cu, 12 g/t Ag, 0.05% Zn, 0.01% Pb and 0.7 g/t Au. New drilling at Cuye confirms the extension of wide, high-grade structures at the Yauricocha Mine, Peru

•	Current Drilling program at the Cuye Zone reflects high grade Polymetallic and Copper mineralization which continues and remains open to depth
•	14 holes have been completed to date from the 1070 level in the Cuye area
•	Copper sulphide mineralized areas have been defined containing intersections of more than 99 meters which remain open at depth
•	Mineralized areas noted in core continue to identify large dioritic intrusive inclusions which previously were never studied and are the widest intercepts of copper mineralization in Sierra Metals history. This suggests a new geological interpretation concept in the intrusive rocks with potentially larger dimensions
•	Drill hole 13 intercepted over 120 meters of continued high grade polymetallic and copper mineralization and included a 21-meter intercept of polymetallic mineralization followed by a 99-meter copper sulphide intercept
•	Drilling program also intercepted further low-grade disseminated copper mineralization in the intrusive formation, which continues to demonstrate a new exploration concept not explored or known before at Yauricocha

Drill hole highlights include:

Hole No.	From m	To m	Width	Ag g/t	Pb %	Cu %	Zn %	Au g/t
CUY 17-17-12	286.2	303.0	over 17 m	13	0.01	1.58	0.89	0.62
CUY 17-17-12	303.0	334.0	over 31 m	2.4	0.01	0.33	0.00	0.00
CUY 17-17-13	316.3	337.3	over 21 m	91	1.18	1.58	6.33	0.30
CUY 17-17-13	337.3	436.3	over 99 m	12	0.01	1.48	0.05	0.70
CUY 17-17-14	209.3	253.7	over 44 m	14	0.13	1.04	0.33	0.50

TORONTO, Feb. 7, 2018 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") today announced drilling results demonstrating new limestone replacement mineralization at the Cuye Zone extension located within the Central Mine at Yauricocha.

To date, 14 holes have been executed from the 1070 level of the Yauricocha Mine in the Cuye area. These holes have intercepted polymetallic sulphide mineralization containing high-grade silver, zinc, copper and lead zones over significant widths. These results demonstrate the potential for high-grade mineralization within the reported area and more importantly indicate the continued existence of extensive mineralization at depth. These results come as part of an ongoing brownfield drilling program testing priority targets at the Yauricocha Mine, which is located 150 kilometers east-southeast of Lima in the Yauricocha Mining District (Cordillera Occidental), Peru.

Igor Gonzales, President and CEO of Sierra Metals stated: "Today's results represent the existence of high-grade polymetallic mineralization at the Northern extension of Cuye, and continue to build on previous releases from the Cuye zone suggesting the possibility of even further mineralization at depth specifically from the copper sulphide orebodies which contain significant widths as shown in figure 5." He continued, "The Central Mine area contains several high-grade mineralized areas opening the possibility to further discoveries of additional orebodies along the Yauricocha fault. The Company made a strong commitment to brownfield exploration with several significant new discoveries in 2017 and remains committed to brownfield exploration with an aggressive plan in 2018 on targets within close proximity to our existing operations. Results such as the ones released today continue to demonstrate that these investments are paying off with the potential to further grow our mineral resources and add high-value tonnage."

Alonso Lujan, Vice President, Exploration of Sierra Metals commented: "The results reported from Cuye demonstrate high-grade, sulphide mineralized sectors containing primarily silver, copper, lead and zinc as shown in table 1 below. The potential still remains for further extensions within the Cuye zone, which remains open at depth. The exploration completed at depth demonstrates considerable widths and the high-grade nature of these orebodies." He added, "It is important to mention that the current drill holes extended into the intrusive formation which was assayed for the first time and led to the identification of low-grade disseminated mineralization on the intrusive. Figures 5, and 6 demonstrate the intercepts where we intercepted 21 meters with 1.58% Cu, 99 meters with 1.48% Cu and 44 meters with 1.04% Cu. Prior exploration programs at Yauricocha have not typically assayed the intrusive rocks, as the mineralization was considered to occur in the contact of the intrusive and the volcanics. The existence of disseminated copper mineralization in the intrusive rock formation opens a new exploration horizon previously unknown and a new interpretation of the sources of copper mineralization in the Yauricocha district."

All reported intercepts are core length as further drilling is required to determine true thicknesses.

A map of the Yauricocha Mine 1220 level (Central Mine) is shown in Figure 2 and 1370 level (Central Mine) is Figure 3 showing the location of the areas explored. Figures 4, 5 and 6 show the cross sections of the drill holes.

Table 1

Hole N°	From	To	Width (m)	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)	Au (g/t)	Description
CUY 17-17-12	251.50	255.0	3.50	60.17	0.97	0.37	2.69	0.06	Polymetallic Sulphide
	286.15	303.0	16.85	12.60	0.01	1.58	0.89	0.62	Copper Sulphide
	303.00	334.0	31.00	2.38	0.01	0.31	0.02	0.04	Copper Sulphide
CUY 17-17-13	227.00	235.15	8.15	4.25	0.26	0.00	0.93	0.02	Polymetallic Sulphide
	306.30	309.30	3.00	78.13	0.22	1.32	0.23	0.31	Copper Sulphide
	316.30	337.25	20.95	90.89	1.18	1.58	6.33	0.26	Polymetallic Sulphide
	337.25	435.90	98.65	12.00	0.01	1.49	0.05	0.72	Copper Sulphide

CUY 17-17-14	115.80	117.30	1.50	33.20	0.41	0.20	11.88	0.28	Polymetallic Sulphide
	209.30	253.70	44.40	14.00	0.13	1.04	0.33	0.54	Copper Sulphide

According to the intersections and Lab results in the exploration carried out within the Cuye area an orebody with widths greater than 40 meters is interpreted (see figure 1. Which depicts Copper Sulphide in green and Polymetallic Sulphide in purple). This area remains open to depth and the same pattern is repeated in the Mascota and Esperanza areas, these orebodies are located North of the Cuye area. The circle indicates a potential area to investigate the continuity of Cuye, Mascota and Esperanza as a single orebody.

Figure 1 – Concept of Cuye Orebody above with Longitudinal Section of Yauricocha Mine below

Figure 2 – Cuye 1220 Level Overview

Figure 3 - Cuye 1370 Level Overview (A projection of the orebody at this level)

Figure 4 – Cuye Holes 17-02, 17-03 & 17-12

Figure 5 – Cuye Hole 17-13

Figure 6 – Cuye Hole 17-14

Quality Control

All samples were dried, crushed and pulverized by the Chumpe Lab at the site, pulp samples were shipped by ALS Peru S.A. Lab Chemex) to their laboratory in Lima, Peru.

The quality assurance-quality control (QA-QC) program employed by Sierra Metals has been described in detail in the NI-43-101 report for Yauricocha dated December 29, 2017, prepared by SRK Consulting in Denver, which is available for review on Sedar. Standards and blanks are inserted into the sample stream and duplicate samples are sent to the ALS Peru S.A. lab (Chemex) in Lima as per internal quality control procedures.

Qualified Persons

The technical content of this news release has been reviewed and approved by Gordon Babcock P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including the anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Alonso Lujan, V.P., Exploration, Sierra Metals Inc., +(51) 630-3100, +(52) 614-4260211; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 07-FEB-18